UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker


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1(a)  NAME OF ISSUER (Please type or print)

      The Eastern Company
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1(b)  IRS IDENT. NO.                      (c) SEC FILE NO.

      06-0330020                              0-599
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1(d)  ADDRESS OF ISSUER STREET

      112 Bridge Street
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1(d)  CITY STATE ZIP CODE

      Naugatuck, CT  06770
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1(e)  TELEPHONE

      AREA CODE                           NUMBER

      203                                 729-2255
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2(a)  NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

      The Eastern Company Pension Plan for Hourly-Rated Employees Trust
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2(b)  IRS IDENT. NO.                      (c) RELATIONSHIP TO ISSUER

      04-3581074                           Employee Benefit Plans of Issuer
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2(d)  ADDRESS STREET

      112 Bridge Street
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2(d)  CITY STATE ZIP CODE Naugatuck CT 06770
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INSTRUCTION:  The person filing this notice should  contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.



3 (a)         (b)                        SEC USE    (c )            (d)           (e)            (f)              (g)
Title of      Name and Address of Each   ONLY       Number of       Aggregate     Number of      Approximate      Name of Each
the Class     Broker Through Whom the    Broker-    Shares or       Market        Shares or      Date of Sale     Securities
of            Securities are to be       Dealer     Other Units     Value         Other Units    (See instr.      Exchange
Securities    Offered to Each Market     File       to be Sold                    Outstanding    3(f))
to            Maker who is               Number     (See instr.     (See instr.   (See instr.    (MO. DAY YR.)    (See instr.
be Sold       Acquiring the Securities              3 (c ))         3(d))         3(e))                            3(g))

----------    ------------------------   ------    -------------    ----------    -----------    ------------     -------------

Common         Morgan Stanley                        48,938          1,294,410     5,578,521      05/08/07         American
Stock          1585 Broadway,                                                                                      Stock
               30th Floor                                                                                          Exchange
               New York, NY  10036



INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer's S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                         TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:


                          Nature of           Name of Person from Whom             Amount of
Title of     Date you     Acquisition         Acquired  (If gift,                  Securities    Date of          Nature of
the Class    Acquired     Transaction         also give date donor acquired)       Acquired      Payment          Payment
---------    --------     -----------         ------------------------------       --------      -------          -------

Common       6/4/75        Open Market         Open Market Transaction               48,938       Jun 1975        Cash at time
Stock          to          Transaction                                               shares       to Dec 1983     of purchase
             12/8/83


INSTRUCTIONS:

If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


               TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                                   Amount of
Name and Address of Seller     Title of Securities Sold          Date of Sale    Securities Sold     Gross Proceeds
--------------------------     -------------------------         ------------    ----------------    --------------

The Salaried Employees          The Eastern Company                 2/8/2007        28,000 Shares      $  742,504
Retirement Plan of the          Common Stock
Eastern Company Trust

The Salaried Employees          The Eastern Company                 3/6/2007        20,300 Shares      $  537,623
Retirement Plan of the          Common Stock
Eastern Company Trust

The Salaried Employees          The Eastern Company                 3/7/2007         4,200 Shares      $  111,569
Retirement Plan of the          Common Stock
Eastern Company Trust

The Salaried Employees          The Eastern Company                 3/8/2007         3,100 Shares      $   82,071
Retirement Plan of the          Common Stock
Eastern Company Trust

The Salaried Employees          The Eastern Company                 3/9/2007         2,500 Shares      $   66,373
Retirement Plan of the          Common Stock
Eastern Company Trust

The Salaried Employees          The Eastern Company                3/12/2007        16,200 Shares      $  452,224
Retirement Plan of the          Common Stock
Eastern Company Trust

The Salaried Employees          The Eastern Company                3/13/2007        41,000 Shares      $1,150,721
Retirement Plan of the          Common Stock
Eastern Company Trust

The Salaried Employees          The Eastern Company                3/14/2007         3,100 Shares      $   85,885
Retirement Plan of the          Common Stock
Eastern Company Trust

The Salaried Employees          The Eastern Company                3/15/2007           200 Shares      $    5,505
Retirement Plan of the          Common Stock
Eastern Company Trust

The Salaried Employees          The Eastern Company                3/23/2007         4,400 Shares      $  121,506
Retirement Plan of the          Common Stock
Eastern Company Trust

The Salaried Employees          The Eastern Company                3/26/2007         3,700 Shares      $  102,754
Retirement Plan of the          Common Stock
Eastern Company Trust

The Salaried Employees          The Eastern Company                3/27/2007           300 Shares      $    8,256
Retirement Plan of the          Common Stock
Eastern Company Trust

The Salaried Employees          The Eastern Company                3/28/2007         1,900 Shares      $   52,281
Retirement Plan of the          Common Stock
Eastern Company Trust

The Salaried Employees          The Eastern Company                3/29/2007           800 Shares      $   21,999
Retirement Plan of the          Common Stock
Eastern Company Trust

The Salaried Employees          The Eastern Company                3/30/2007         1,400 Shares      $   38,461
Retirement Plan of the          Common Stock
Eastern Company Trust

The Salaried Employees          The Eastern Company                4/03/2007         8,000 Shares      $  220,738
Retirement Plan of the          Common Stock
Eastern Company Trust

The Salaried Employees          The Eastern Company                4/04/2007         5,123 Shares      $  141,930
Retirement Plan of the          Common Stock
Eastern Company Trust

The Salaried Employees          The Eastern Company                4/05/2007         3,977 Shares      $  110,189
Retirement Plan of the          Common Stock
Eastern Company Trust

The Salaried Employees          The Eastern Company                4/09/2007         3,000 Shares      $   83,202
Retirement Plan of the          Common Stock
Eastern Company Trust



REMARKS:
None



INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.

       05/07/07                            /s/Leonard F. Leganza
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   (DATE OF NOTICE)                            (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.


Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal
           Criminal Violations (See 18 U.S.C. 1001).